UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Manitowoc Company, Inc.

11270 West Park Place

Suite 1000,

Milwaukee, WI 53224

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

2

The Manitowoc Company, Inc. 401(k) Retirement Plan

Milwaukee, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2017 and 2016

3

The Manitowoc Company, Inc.

401(k) Retirement Plan

Financial Statements

Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc. 401(k) Retirement Plan

Manitowoc, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes and schedule (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WIPFLI LLP

Wipfli LLP

We have served as the Plan’s auditor since 2003.

La Crosse, Wisconsin

June 29, 2018

The Manitowoc Company, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets

Investments – Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$255,562,609	$240,419,130

Receivables:
Employer contributions	1,701,652	76
Employee contributions	0	95
Interest	31,334	27,487
Notes receivable from participants	2,202,519	2,427,222

Total receivables	3,935,505	2,454,880

Net assets available for benefits	259,498,114	242,874,010

The Manitowoc Company, Inc.

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2017 and 2016

	2017	2016

Investment income – Interest in net appreciation in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$40,185,800	$30,638,832

Interest income on notes receivable from participants	98,263	114,579

Contributions:
Employer	4,909,258	3,589,074
Participants	6,330,999	6,907,974
Rollover	114,110	277,768

Total contributions	11,354,367	10,774,816

Transfers from other plan	628,147	167,082

Deductions:
Benefits paid to participants	35,355,894	39,130,061
Plan administrative expenses	286,579	398,097
Transfers to another plan	0	241,126,831

Total deductions	35,642,473	280,654,989

Net increase (decrease) in net assets available for benefits	16,624,104	(238,959,690)
Net assets available for benefits at beginning	242,874,010	481,833,690

Net assets available for benefits at end	259,498,114	242,874,010

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1

Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to work at least 20 hours per week and have completed one hour of service.  Those who are not scheduled to work at least 20 hours per week are eligible to enter on the first day of the plan year upon completion of 1,000 hours of service within a 12-month period.  Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company Retirement Plan Committee (the “Committee”) is responsible for oversight of the Plan.  The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 5% of their compensation unless they affirmatively elect an alternative deferral amount or elect not to participate in the Plan.  Participants may elect to change this deferral to an alternative amount or elect 0% to 75% of eligible compensation up to a maximum contribution subject to limitations established by the Internal Revenue Service (IRS).  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  The Plan allows direct rollovers from other qualified plans.  Rollovers are not matched.

The Company contributes matching contributions at the safe harbor match of 100% of the first 3% and 50% of the next 2% of contributions and vest immediately.  The Company also provides a discretionary profit sharing contribution.  The Company made no profit sharing contributions in 2016.  In 2017, the Company made a profit sharing contribution of  $1,674,083. Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRS.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1

Plan Description (Continued)

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of plan earnings/losses, and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employer matching contributions prior to August 22, 2009 and after January 1, 2013, all employee contributions, and related earnings are 100% vested immediately.   Participants vest in the Company’s profit sharing and non-safe harbor matching contributions made after August 22, 2009 and before January 1, 2013 at the rate of 20% per year, with the participant becoming fully vested after five years of service.  Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Voting Rights on Company Stock

Voting rights for all Participants who own Company Stock in their Account shall be determined in accordance with Code Section 409(e)(2). As provided under Code Section 409(e)(2), each Participant is entitled to direct the Trustee to vote all whole shares of Company Stock that are entitled to vote on any matter and, except as required under ERISA, the Trustee shall vote all such shares in accordance with those instructions. Votes representing fractional shares of stock shall be voted in the same ratio, and for and against each issue, as the applicable vote directed by Participants with respect to whole shares of stock. Shares of Company Stock owned by the ESOP, but not voted by the Participant to whose Account such shares have been allocated shall be voted by Trustee in its absolute discretion.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The notes are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Interest rates on existing loans as of December 31, 2017, range from 4.25% to 5.50%.  Notes are repaid through payroll deductions over a period not to exceed five years, except for the purchase of a primary residence.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1

Plan Description (Continued)

Payment of Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, direct rollover, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  In addition, hardship distributions out of the participant’s voluntary contributions account are permitted if certain criteria are met.  The Plan also allows for in-service distributions upon attaining age 59½.  Distributions may be made as soon as administratively feasible.

Forfeitures

At December 31, 2017 and 2016, forfeited non-vested accounts totaled $0 and $79,280, respectively.  These accounts will be used to reduce future employer contributions.  During 2017 and 2016, employer contributions were reduced by $46,265 and $0, respectively, from forfeited nonvested accounts.  Forfeitures can also be used to offset plan expenses.  During 2017 and 2016, forfeitures used to offset plan expenses were $95,881 and $147,567, respectively.

Transfers To/From Other Plan

The Plan and the Company allow participants to transfer account balances between another plan sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are commingled with another plan of The Manitowoc Company, Inc. in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).  For a period, January 1, 2016 through March 4, 2016 investments were commingled with two additional plans that participated in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”): Manitowoc Foodservice 401(K) Retirement Plan and Manitowoc Foodservice Retirement Savings Plan.

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and trustee.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowance for credit losses has been recorded at December 31, 2017 or 2016.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, and the participant has reached a distributable event, the participant loan balance is reduced, and a benefit payment is recorded.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2

Summary of Significant Accounting Policies (Continued)

Administrative Expenses

Administrative expenses and audit fees incurred by the Plan are paid from the assets of the Master Trust.  Fees related to administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment-related expenses are either paid directly from the assets of the Master Trust or through revenue sharing and are included in administrative expenses.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

New Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force).  ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust.  ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted and will be applied retrospectively to each period where financial statements are presented.  The Company is currently evaluating the impact the adoption of the standard will have on the Plan’s financial statements and disclosures.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3

Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc.  Each participating retirement plan has an undivided interest in the Master Trust.  The assets of the Master Trust are held by BMO Harris Bank, N.A. (“BMO”).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses.  At December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 90% and 84%, respectively.

Trust and certain administrative expenses are specifically identified with the particular plan.  Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan.  Investment income and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

Resulting from the separation of The Manitowoc Company into two separate publicly-traded companies on March 4, 2016, this plan was split into two plans effective

January 1, 2016.  The amount of the assets attributable to the Manitowoc Foodservice employees, $241,268,121, was transferred to the Manitowoc Foodservice 401(k) Retirement Plan.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3

Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31, 2017 and 2016, are as follows:

	2017	2016
Investments with fair value determined by quoted market price:
Common/collective trust funds	$100,647,897	$111,684,525
Mutual funds	182,931,876	175,496,903
Cash	130,558	104,285
Net assets of the Master Trust	283,710,331	287,285,713
Less - Net assets allocated to The Manitowoc Company, Inc. Retirement Savings Plan	28,147,722	46,866,583
Net assets allocated to the Plan at fair value	$255,562,609	$240,419,130

Investment income recognized by the Master Trust for the years ended December 31, 2017 and 2016 was allocated as follows:

	2017	2016
Investment income:
Interest and dividends	$ 2,837,882	$ 2,978,170

Net appreciation in fair value of investments	41,999,790	35,024,468

Less investments expenses of the Master Trust	(82,049)	(105,513)

Total investment income of the Master Trust	44,755,623	37,897,125
Less – Investment income allocated to The Manitowoc Company, Inc. Retirement Savings Plan	4,569,823	7,961,051
Less – Investment income allocated to Manitowoc Foodservice, Inc. Retirement Savings Plan	0	134,351
Less – Investment loss allocated to Manitowoc Foodservice, Inc. 401(k) Retirement Plan	0	(837,109)

Net investment income allocated to the Plan	$40.185,800	$30,638.832

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3

Investments in the Master Trust (Continued)

The following are the changes in net assets for the Master Trust for years ended December 31, 2017, and 2016:

Net change in assets 12/31/2017

Interest and dividends	$ 2,837,882
Net appreciation in fair value of investments	$ 41,999,790
Net investment income	$ 44,837,672

Master Trust expense	$ (82,049)

Net transfers	$ (48,331,005)
Decrease in assets	$ (3,575,382)

Net Assets
Beginning of Year	$ 287,285,713
End of Year	$ 283,710,331

Net change in assets 12/31/2016

Interest and dividends	$ 2,978,170
Net appreciation in fair value of investments	$ 35,024,468
Net investment income	$ 38,022,638

Master Trust expense	$ (105,513)

Net transfers	$ (342,168,692)
Decrease in assets	$ (304,271,567)

Net Assets
Beginning of Year	$ 591,557,280
End of Year	$ 287,285,713

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4

Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4

Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2017 and 2016.

Common/collective trust funds:  Valued at the net asset value (NAV) of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Mutual funds:  Valued at the quoted NAV of shares held by the plan at year-end.  The NAV is a quoted price in an active market.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2017, and 2016:

	Fair Value Measurements at December 31, 2017
	(Level 1)	(Level 2)	(Level 3)	Total
Total mutual funds	182,931,876	0	0	182,931,876
Investments measured at net asset value (a)	0	0	0	100,647,897
Total assets at fair value	$182,931,876	$0	$0	$283,579,773

	Fair Value Measurements at December 31, 2016
	(Level 1)	(Level 2)	(Level 3)	Total
Total mutual funds	175,496,903	0	0	175,496,903
Investments measured at net asset value (a)	0	0	0	111,684,525
Total assets at fair value	$175,496,903	$0	$0	$287,181,428

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4

Note 5

Fair Value Measurements (Continued)

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Net Asset Value Per Share

The following tables set forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2017, and 2016:

	Fair Value Estimated Using Net Asset Value Per Share as of December 31, 2017
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Manitowoc Company, Inc. Common Stock Fund (a)	23,248,408	0	Daily	Written or telephone notice	1 day
Welbilt Stock Fund - FBO Cranes(a)	26,356,316	0	Daily	Written or telephone notice	1 day
MTW Stable Value Fund (b)	51,043,173	0	Daily	Written or telephone notice	1 day

	Fair Value Estimated Using Net Asset Value per Share as of December 31, 2016
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Manitowoc Company, Inc. Common Stock Fund (a)	15,352,864	0	Daily	Written or telephone notice	1 day

Manitowoc Foodservice, Inc. Stock Fund (a)	33,626,943	0	Daily	Written or telephone notice	1 day

MTW Stable Value Fund (b)	62,704,719	0	Daily	Written or telephone notice	1 day

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 5

Net Asset Value Per Share (Continued)

(a)

This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. common stock, Manitowoc Foodservice, Inc. common stock or Welbilt Company common stock.  Welbilt Company was formerly known as Manitowoc Food Service, Inc.

The price of the stock can fluctuate from day to day or month to month and is designed for individuals who invest for the long term and can tolerate short-term volatility.

(b)	The objective of this investment is to seek safety of principle and consistency of return while attempting to maintain minimal volatility.

Note 6

Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and notes receivable from participants are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds and a money market fund, managed by BMO.  BMO is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  There were no fees paid by the Plan to the trustee directly for administrative expenses.  The Plan paid fees directly to Morgan Stanley Global Banking for investment advisory services in the amount of $24,489 for 2017 and $55,511 for 2016.  The Plan paid recordkeeping fees to OneAmerica in the amount of $206,879 for 2017 and $218,298 for 2016 and audit fees to Wipfli LLP in the amount of $11,950 and $11,750 for the plan years ended December 31, 2017 and 2016, respectively. The Plan paid administrative fees to Willis of Illinois in the amount of $43,261 for 2017 and $112,538 for 2016.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 7

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 8

Tax-Exempt Status of the Plan

On June 13, 2017, the IRS declared that the Plan is qualified pursuant to Section 401 of the IRC.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 9

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016, to Form 5500:

	2017	2016

Net assets available for benefits per the financial statements	$259,498,114	$242,874,010
Deemed distributions on defaulted loans	(16,866)	(16,866)
Pending distributions	(79,703)	(63,454)

Net assets available for benefits per Form 5500	$259,401,545	$242,793,690

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 9

Note 10

Note 11

Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2017 and 2016, to Form 5500:

	2017	2016

Net increase (decrease) in net assets available for benefits per the financial statements	($16,624,104)	($238,959,680)
Deemed distributions on defaulted loans	$0	44,229
Pending distributions	(6,391)	37,944

Change per net assets per Form 5500	$16,607,855	($238,877,507)

Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits

Voluntary Correction Program

The Company filed a Voluntary Correction Program (VCP) submission with the IRS on January 31, 2011, to address the manner in which the Plan’s hardship and in-service distributions were approved for plan participants.  These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status.  As of December 31, 2017, the submission is still outstanding.

Supplemental Schedule

The Manitowoc Company, Inc.

401(k) Retirement Plan

Plan’s EIN #39-0448110  Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of Issue. Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant Loans *	4.25% to 5.50% notes, maturing through December 2022	$0	$2,202,519

*Denotes party-in-interest

EXHIBIT INDEX
Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin on the 29th day of June, 2018.

Date: June 29, 2018	The Manitowoc Company, Inc.
(Registrant)

/s/ Barry L. Pennypacker
Barry L. Pennypacker
President and Chief Executive Officer

/s/ David J. Antoniuk
David J. Antoniuk
Senior Vice President and Chief Financial Officer

/s/ Thomas L. Doerr, Jr.
Thomas L. Doerr, Jr.
Senior Vice President, General Counsel & Secretary